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                                                         EXHIBIT 12(b)

                            D&N CAPITAL CORPORATION
               Computation of ratio of earnings to fixed charges
                   and preferred stock dividend requirements

                                                  1998           1997*
                                              -------------  --------------
                                              (In thousands, except ratio)

Net income                                           $3,914         $1,852

Fixed charges:
     Advisory fees                                      125             57

Total fixed charges                                     125             57

Earnings before fixed charges                         4,039          1,909

Fixed charges, as above                                 125             57

Preferred stock dividend requirements                 2,723          1,218

Fixed charges including preferred
     stock dividends                                 $2,848         $1,275

Ratio of earnings to fixed charges and
     preferred stock dividend requirements             1.42           1.50


* For period from inception (March 18, 1997) through December 31,1997.